AMENDMENT TO EMPLOYMENT AGREEMENT

THIS AMENDMENT TO EMPLOYMENT AGREEMENT is executed as of March 19, 2006 by and between SBS Technologies, Inc. ("Company") and David H. Greig ("Employee").

WHEREAS, Company and Employee entered into a certain Employment Agreement dated July 29, 2003 (the "Employment Agreement"); and

WHEREAS, Company and Employee wish to amend the terms of the Employment Agreement;

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged, Company and Employee agree as follows:

1. **Amendment of Employment Agreement**. The first sentence of Section 1 of the Employment Agreement is hereby deleted and the following sentence is hereby substituted in its place:

   "Company employs Employee for the period beginning on the date of this Employment Agreement as set forth below, and ending June 30, 2007, or upon discharge or resignation of Employee in accordance with the terms of this Agreement (the "Employment Period")."

2. **Miscellaneous**. Except as expressly modified by this Amendment, the terms and conditions of the Employment Agreement shall remain in full force and effect.

   EXECUTED as of the date set forth above.

   COMPANY:

   SBS Technologies, Inc.

   By: /s/ Clarence W. Peckham
          Clarence W. Peckham, CEO

   EMPLOYEE:

   /s/ David H. Greig
   David H. Greig